UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for

November 2013 Up 10.3 % Year over Year

Mexico City, December 5, 2013 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced that total passenger traffic for November 2013 increased by 10.3% when compared to November 2012.

This announcement reflects comparisons between November 1 through November 30, 2013 and 2012. Transit and general aviation passengers are excluded.

Domestic
Airport	November 2012	November 2013	% Change
Cancún	365,624	396,029	8.3
Cozumel	7,276	5,927	(18.5)
Huatulco	31,822	27,305	(14.2)
Mérida	98,656	113,623	15.2
Minatitlán	11,582	16,761	44.7
Oaxaca	37,050	40,298	8.8
Tapachula	13,175	13,945	5.8
Veracruz	68,860	81,096	17.8
Villahermosa	79,551	86,936	9.3
Total Domestic	713,596	781,920	9.6

International
Airport	November 2012	November 2013	% Change
Cancún	750,407	827,976	10.3
Cozumel	20,675	24,646	19.2
Huatulco	4,639	7,628	64.4
Mérida	9,342	10,087	8.0
Minatitlán	451	682	51.2
Oaxaca	4,188	4,923	17.6
Tapachula	479	1,098	129.2
Veracruz	7,819	7,550	(3.4)
Villahermosa	4,700	5,305	12.9
Total International	802,700	889,895	10.9

Total
Airport	November 2012	November 2013	% Change
Cancún	1,116,031	1,224,005	9.7
Cozumel	27,951	30,573	9.4
Huatulco	36,461	34,933	(4.2)
Mérida	107,998	123,710	14.5
Minatitlán	12,033	17,443	45.0
Oaxaca	41,238	45,221	9.7
Tapachula	13,654	15,043	10.2
Veracruz	76,679	88,646	15.6
Villahermosa	84,251	92,241	9.5
ASUR Total	1,516,296	1,671,815	10.3

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: December 5, 2013